GRUPO AEROPORTUARIO DEL CENTRO NORTE S.A.B. de C.V.

December 18, 2009

VIA EDGAR TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Cvrkel:

By letter dated November 17, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on June 11, 2009 by the Central North Airport Group (Grupo Aeroportuario del Centro Norte, S.A.B de C.V. or the “Company”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Balance Sheets, page F-5

1.           We note that in 2008 you have short-term debt on the balance sheet in the amount of Ps. 130,863.  Please tell us, and disclose in the notes to the financial statements for US GAAP purposes, the nature and terms of the debt and any related interest rates.

Response:

We will revise future filings to disclose such information as requested by the Staff.  The nature and terms of the debt and interest rates related to our short term borrowing as of December 31, 2008 were as follows:

Rate = TIIE (Mexican interbank rate) plus 4%
TIIE at December 31, 2008 = 8.71%
Rate at December 31, 2008 = 12.71%
Maturity = 30 days

Consolidated Statements of Changes in Stockholders’ Equity, page F-7

2.           We note that your statement of changes in stockholders’ equity shows a reclassification of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits during the year ended December 31, 2008.  Please tell us how you have accounted for this amount under US GAAP as there does not appear to be a reconciling item in the reconciliation of stockholders equity from MFRS to US GAAP as presented in Note 22.

Response:

The reclassification made under MFRS of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits during the year ended December 31, 2008 did not appear as a reconciling item in the reconciliation of stockholders equity from MFRS to US GAAP as presented in Note 22, because the reclassification was reflected within our MFRS stockholders’ equity and therefore did not change the net balance of this account.  Additionally, we advise the Staff that the reconciling effects of these items were reflected in our U.S. GAAP financial information, in which the Company applied SFAS No. 109 for purposes of recording its deferred taxes and SFAS No. 158 for its employee benefit obligations.

Notes to the Financial Statements — General

3.           We note your disclosure on page 103 in MD&A that in regards to the credit facilities entered into by Aeroinvest to finance the acquisition of the Company from the Mexican government, Aeroinvest entered into agreements with Merrill Lynch in June 2007 to refinance those credit facilities.  Please revise the Note 22 to the financial statements in future filings to include the nature and terms of these new financing arrangements.  Your disclosures should include the following: a description of any arrangements that result in your guarantee, pledge of assets or stock, etc. that provides security for Aeroinvest’s debt; the extent (in the aggregate and for each of the five years subsequent to the date of the latest balance sheet presented) to which Aeroinvest is dependent on your cash flows to service its debt and the method by which this will occur; and the impact of such cash flows on your ability to pay dividends or other amounts to holders of its securities.  See Staff Accounting Bulletin Topic 5:J Question 3.

Response:

The Company will revise future filings to reflect the information as required by the Bulletin.

Note 1.  Activities and Significant Events, page F-11

4.           We note your disclosure that in October 2008 you acquired 90% of the common stock shares of Consorcio.  Please tell us the nature and amount of consideration issued in exchange for your interest in Consorcio.  Also, please explain to us how you accounted for this acquisition, including detail of your purchase price allocation.  Additionally, please tell us if there are any differences in your accounting for the acquisition between MFRS and under SFAS No. 141 for US GAAP and revised your disclosures under Note 22 to include the disclosures required by paragraphs 51-55 of SFAS No. 141, where applicable.

Response:

The consideration issued in exchange for the Company’s interest in Consorcio was cash of Ps. 20.3 million plus Ps. 20.3 million of contingent consideration.  We assigned value to the acquired assets and liabilities and recognized goodwill of Ps. 33 million as a result of the purchase price allocation.  There are no differences related to the accounting for the acquisition of Consorcio between MFRS and US GAAP.  The Company determined that the acquisition was not material to its consolidated financial statements; therefore, the additional disclosures required by paragraphs 51-55 of SFAS No. 141 were not included.

Note 2. Basis of Presentation and Consolidation

– Reclassifications, page F-13

5.           We note your disclosure that for the year ended December 31, 2008 capital stock and additional paid-in capital were reclassified.  Please tell us the reason and amount of this reclassification and explain to us why you believe the reclassification is appropriate.

Response:

In 2008, the Company reclassified Ps. 28,685 from Capital Stock to Additional Paid-in Capital in order to present the information in accordance with the Company’s legal documents and to reflect in these line items the resolutions adopted in the Company’s 2007 annual shareholders’ meeting. The Capital Stock was initially accounted for as a deficit, whereas the Additional Paid-in Capital was accounted for as a surplus in an amount corresponding to the reclassification amount

The amount of the reclassification was not considered to be material and did not change the Company’s net contributed capital balance.

Note 3. Summary of Significant Accounting Policies

a.  New Accounting Policies –NIF D-3, Employee Benefits, page F-14

6.           We note from your disclosure on the balance sheet and in Note 3 that beginning in 2008 you no longer recognize a long-term liability for deferred statutory profit sharing and you have recognized Ps. 104,230 related to this previous liability as income during 2008.  Please provide us more details as to why you believe it is appropriate to reverse this liability and recognize income during 2008.

Response:

The Company recognizes deferred statutory profit sharing (participación de trabajadores en utilidades, or PTU) as a result of temporary differences between the book basis and the PTU basis at each balance sheet date.  In 2007, we had recognized a long-term liability for deferred PTU of Ps. 104,230. As part of the Company’s strategy to improve its operating and administrative efficiency, in August 2008 we created a separate service company within our consolidated group and transferred our unionized personnel to this entity and our non-unionized personnel to an administrative services company already in existence.

These service companies do not hold book or PTU assets or liabilities that create deferred PTU and therefore in 2008 the prior year balance was eliminated.

Note 5. Trade Accounts Receivable, page F-17

7.           We note from your disclosure on page 129 that due to the cessation of operations of several airlines during 2007 and 2008, you initiated legal proceedings to recover outstanding amounts due, including rent, airport fees and passenger charges.  For each of these airlines, please tell us how much is owed to the Company as of December 31, 2008 and of that amount, how much has been reserved for as under the allowance for doubtful accounts.  If you do not believe that it is necessary to reserve for these amounts, for US GAAP purposes, please explain to us why not.

Response:

Under both MFRS and US GAAP, the Company recorded an allowance for doubtful accounts of 100% for all receivables owed to us (Ps. 33.9 million) from each of the airlines disclosed on page 129 on our 2008 Form 20-F.

Note 6. Property, Machinery and Equipment, page F-17

8.           We note that the balance of property, machinery and equipment at December 31, 2008 is significantly higher than the balance at December 31, 2007.  Please explain to us the reason for this significant increase.  Include in your response the nature and amount of any significant acquisitions of property and equipment during 2008.

Response:

The increase was mainly due to acquisitions of the  hotel in Terminal 2 of the Mexico City Airport (referred to by its Spanish acronym, AICM) and land reserves to develop and expand the Company’s key airports.  Please note that the disclosure related to these acquisitions was included in Note 6 to our consolidated financial statements as follows, “Construction in-progress refers mainly to the construction of the hotel located in the Terminal 2 of the AICM.  As part of its strategic investments, in 2008 territorial reserves were purchased to develop and expand the Company’s key airports.”  The Company will revise this disclosure in the future to clarify that these two acquisitions accounted for the significant increase.

Note 7. Investment in Airport Concessions, page F-18

9.           We note your disclosure that the amount to be invested in the Master Development Program is Ps. 1,152,080 (Ps. 505,733 in 2009 and Ps. 646,347 in 2010).  Please tell us, and revise your MD&A in future filings to discuss how you intend to finance these investments.

Response:

The Company will amend its future filings as applicable.  The Company believed it appropriately disclosed the information requested within Item 4 of Form 20-F in the section “Master Development Programs” as follows, “We plan to fund our operations and capital expenditures in the short-term and long-term through cash flows from operations and debt.  Our ability to incur debt may be restricted by the Merrill Lynch refinancing entered into by our parent company Aeroinvest.”  The Company does not currently have more detailed financing plans, but intends to disclose its financing plans as they become more specific.

Note 11. Balances and Transactions with Related Parties, page F-22

10.           We note your disclosure on page 127 that in April 2008 you entered into an agreement with ICA in connection with construction works on new Terminal B of the Monterrey International Airport and you also entered into a multi-annual service agreement with ICA for the rehabilitation and maintenance of runways and aprons of the airports.  Please revise future filings to include this disclosure in Note 11 as a related party transaction.

Response:

The Company will revise future filings to include a more specific and comprehensive disclosure as requested by the Staff.  We respectfully note that we disclosed, within Note 11 to our consolidated financial statements, the accounts payable to and transactions with ICA (Ingenieros Civiles Asociados, S.A. de C.V.) as they relate to expenses and capital expenditures related to the construction of Terminal "B" at the Monterrey airport, the construction of the Terminal 2 AICM hotel, and the rehabilitation of the runways in Culiacán, Ciudad Juárez, Chihuahua and the Durango airports provided by ICA.

Note 22. Differences between MFRS and US GAAP, page F-30

11.           We note your disclosure that NIF B-10 revised the accounting for inflation effective January 1, 2008 such that the accounting methods in Note 3(c) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS.  Please explain to us, in detail, the changes to the presentation and amounts in the 2008 financial statements under both MFRS and US GAAP, if any, that were made as a result of the adoption of NIF B-10 as of January 1, 2008.

Response:

We intended to appropriately disclose and respectfully believe that we disclosed the accounting treatment under MFRS resulting from the adoption of NIF B-10 in Note 3a as follows, “As a result of the adoption of this standard, and since cumulative inflation over the three preceding years is 11.56%, the Company is in a non-inflationary environment. Therefore, the Company discontinued recognition of the effects of inflation in its consolidated financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2007 include restatement effects recognized through December 31, 2007.”

Additionally, in Note 22 to our consolidated financial statements, we also disclosed the impact to our U.S. GAAP financial information as follows, “Through December 31, 2007, the consolidated financial statements prepared under MFRS include the effects of inflation as provided for under Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, whereas financial statements prepared under U.S. GAAP are ordinarily presented on a historical cost basis.

The reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10.  The application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, was considered a more meaningful presentation than historical cost-based financial reporting.  Bulletin B-10 also required the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented… Given the cumulative inflation in Mexico for the three years ended December 31, 2008, the Mexican economic environment will not qualify as inflationary in 2008, thereby eliminating inflationary accounting in the Company’s consolidated financial statements.”

We believe this treatment is consistent with the conclusions reached by the International Practices Task Force of the AICPA as discussed in their meeting on May 14, 2009 (III. Current Practice Issues, B. Applying the Item 17 price level changes accommodation in light of Mexico’s elimination of inflation accounting).

In summary, the Company’s consolidated financial statements reflect the effects of inflation until December 31, 2007.  Starting from January 1, 2008, we discontinued the use of inflation accounting in our consolidated financial statements and therefore transactions recorded in that year no longer include the effects of inflation.

12.           Please revise Note 22 in future filings to include disclosures regarding the fair value of financial instruments as required by paragraph 10 of SFAS No. 107.

Response:

The Company will revise future filings to include the applicable disclosures requested by the Staff.

-(vi) Provisions for seniority premiums and for severance payments, page F-35

13.           We note your disclosure that NIF D-3 which is effective beginning January 1, 2008 eliminates the recognition of the additional liability and changes the amortization period.  Please tell us the nature and amount of the reconciling item that results from the implementation of NIF D-3.  Also, please tell us and revise your disclosure in future filings to separately disclose the amount of the reconciling adjustment related to the differences in discount rates used for MFRS and US GAAP, and the amount related to the implementation of NIF D-3.

Response:

In order to determine the reconciling item between MFRS and U.S. GAAP related to our seniority premiums and severance payments, we compare the liability recorded under MFRS to the corresponding liability recorded under U.S. GAAP as determined by our actuary.  We do not separately determine the amount related to differences in discount rates used for MFRS and US GAAP, and the amount related to the implementation of NIF D-3, as well as other differences related to the presentation requirements of SFAS No. 158.  The reason is that the methodologies for presenting such provisions under U.S. GAAP differ compared to MFRS and due to the complexity of the calculations we do not individually determine the effects of each difference between MFRS and U.S. GAAP.

We believe we appropriately disclosed the nature of the difference related to the implementation of NIF D-3 as follows, “Beginning January 1, 2008, NIF D-3 eliminates the recognition of the additional liability because its determination does not incorporate a salary increase, incorporates the career salary concept, and the amortization period of most unrecognized items (those not related to retirement benefits) is reduced to five years, with the option to fully amortize them against current earnings of 2008 under other income and expense. The Company chose to amortize such items over a period of five years.  Additionally, the beginning balance of actuarial gains and losses was recorded against results of 2008 for purposes of MFRS, in other income and expense.”

Additionally, we disclosed that the adjustment related to differences in discount rates was eliminated in 2008.

These changes to our MFRS balances represent all of the adjustments included in our 2008 reconciliation, as under U.S. GAAP there were no changes to the presentation of our financial information.

 -(viii) Income Taxes, page F-37

14.           We note that in the reconciliation of deferred income taxes, one of the most significant differences between the deferred income tax liability under MFRS and the deferred income tax asset under US GAAP is the tax loss carryforwards.  Please explain to us the nature of this difference and tell us why the amount increased substantially in 2008.

Response:

We believe we disclose the nature of the difference between the deferred income tax liability under MFRS and the deferred income tax asset under US GAAP in Note 22 (xiii) as follows:

“Under MFRS, the Company accounts for deferred income taxes in accordance with Bulletin D-4, ”Income Taxes”.  As a result of the new Business Flat Tax (“IETU”), which was enacted in 2007 and went into effect on January 1, 2008, the Company is required to determine what deferred tax effects if any the IETU has on its financial statements for both MFRS and U.S. GAAP purposes.  Based on its financial projections for purposes of MFRS, which were performed over a four-year period and according to INIF 8, “Effects of the Business Flat Tax”, the Company determined that it will essentially pay IETU.

For U.S. GAAP purposes, under SFAS No. 109, the Company is required to address the tax consequences of both the ISR and the IETU regimes by scheduling the reversal of its temporary differences and to use the tax rates that are expected to apply each year.  Based on its financial projections, for purposes of U.S. GAAP, which were performed through the period its taxable temporary differences are expected to reverse, the Company concluded that it expects to alternate between both the ISR and IETU regimes.  As such, it scheduled the reversal of its inventories of temporary differences and determined by year whether the applicable reversing temporary differences were those under ISR or those under IETU and similarly what rate to apply to determine the appropriate amount of deferred tax assets and liabilities.  In addition, as the Company’s subsidiaries have net operating loss (NOL) carryforwards under the ISR regime, it used scheduling to demonstrate the amount of the NOL carry-forwards it expects will more likely than not be realized.”

The amount increased substantially in 2008 due to a reduction in the valuation allowance recorded under U.S. GAAP caused by the transfer of our personnel to the service companies (see response to comment No. 6 above), which allows us to generate greater taxable income in the future and therefore utilize a higher amount of our tax loss carry-forwards than we had previously estimated in 2007.  Previously, we had utilized certain tax benefits available within the Mexican tax law such as taking immediate deductions on the acquisition of fixed assets (up to 85% of the value of acquired assets is deductible in the year of purchase) in order to reduce our annual taxable income.  Due to the organizational change mentioned in response to comment No. 6 above, we stopped applying the immediate deduction on fixed asset acquisitions.  Therefore our expectation of recovering our net tax loss carry-forwards increased, which resulted in a higher deferred tax asset for U.S. GAAP purposes in 2008.

15.           We note that in the reconciliation of deferred income taxes, the effect of costs of fixed assets acquired from the Mexican government changed substantially between 2007 and 2008.  Please explain to us the nature of this change and how the amount in 2008 was calculated or determined.

Response:

The effect of costs of fixed assets acquired from the Mexican government changed substantially between 2007 and 2008 as a result of the land reserves acquired in 2008, as disclosed in Note 6.  The acquisition of the land is deductible for income tax purposes when it is sold in the future.  INIF 8 required that the Company record a significant deferred IETU liability by comparing the book basis to the IETU basis, even when the Company’s projections indicated it will be subject to both IETU and income tax in future periods.  As a result, under MFRS, a deferred IETU tax liability was recorded since INIF 8 required the Company to record its deferred tax liability by comparing the IETU value of zero (deductible in the year acquired) to the book basis.

For U.S. GAAP purposes, the Company reversed this effect.  The Company reflected a reduction in the deferred tax liability under MFRS in the reconciliation disclosed in Note 22 (xiii) to the Financial Statements, as the Company expects to incur income tax in the future and therefore no deferred tax liability was recorded.  This is so given that there is no difference between the book value and the Mexican income tax value for U.S. GAAP, and therefore no temporary difference exists on which to calculate a deferred tax impact.

16.           We note from the reconciliation of net income between MFRS and US GAAP that the income tax adjustment for US GAAP for 2008 was a benefit of Ps. 456,243 versus additional expense adjustment of Ps. 229,371 in 2007.  Please explain to us the nature of the differences in the reconciling amounts between these two years.  As part of your response, please explain to us how the reconciling amounts for both 2007 and 2008 were calculated or determined.  Additionally, please revise your disclosures in future filings to include the disclosures required by paragraphs 45 and 47 of SFAS No. 109.

Response:

Please note that the Company believed that it had appropriately included such disclosures in Note 13 to the Financial Statements.

The U.S. GAAP reconciling adjustment for income taxes is calculated by comparing the current year deferred tax balance to the prior year balance and also by adjusting for the deferred tax expense/benefit recorded for purposes of MFRS, as this amount is already reflected in the MFRS net income.   Please note that the specific items that generated the differences are disclosed in Note 22 (xiii) to our Financial Statements.  The reconciliation below presents the information from the Company’s disclosures used to prove the 2008 U.S. GAAP reconciling item for income taxes.  The same methodology was utilized for 2007.

Amounts in millions of Mexican Pesos
U.S. GAAP Deferred Tax Asset at 12/31/08	Ps. 194,780		Note 22 (xiii)
U.S. GAAP Deferred Tax Liability at 12/31/07	(213,011)		Note 22 (xiii)
Difference – U.S. GAAP income tax benefit for 2008	407,791	[A]

MFRS Deferred ISR Benefit for 2008	Ps. (33,571)		MFRS I/S
MFRS Deferred IETU Expense for 2008	86,588		MFRS I/S
Difference	53,017	[B]

Deferred tax effect recorded in OCI	Ps. (4,565)	[C]

U.S. GAAP Reconciling Adjustment for Income Taxes	Ps. 456,243	[A]+[B]+[C]

*****

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

Sincerely,
/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Executive Officer

cc:	Claire Erlanger
Jean Yu
Securities and Exchange Commission

Jose Luis Guerrero, CFO
Central North Airport Group

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Alejandra Villagomez, Partner
Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu